EXHIBIT 99.1
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ABITIBI-CONSOLIDATED INC.
THIRD QUARTER REPORT TO SHAREHOLDERS
OCTOBER 21, 2004


$182 MILLION NET EARNINGS IN THIRD QUARTER OF 2004

Abitibi-Consolidated reported net earnings of $182 million, or 41 cents a share, in the third quarter ended September 30, 2004 compared to a loss of $70 million, or 16 cents a share, in the same quarter of 2003. The weighted average number of shares outstanding has remained constant at 440 million since the beginning of 2003.

Sales were $1,528 million in the third quarter of 2004 compared to $1,340 million in the third quarter of 2003. The Company recorded an operating profit from continuing operations of $82 million during the quarter compared to an operating loss from continuing operations of $32 million for the third quarter of 2003. This $114 million improvement is mainly due to higher U.S. dollar selling prices and sales volume in the Company's three business segments, partly offset by a stronger Canadian dollar.

Comparing the third quarter of 2004 to the same period of 2003, the Canadian dollar was an average of 6% stronger against the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $35 million on its operating results compared to the same period last year.

The Company recorded in the quarter an after-tax gain of $194 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to $7 million in the same quarter of 2003.

For the nine-month period ended September 30, 2004, the Company recorded net earnings of $72 million compared to $256 million in the same period last year. The Company recorded in the period an after-tax gain of $91 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to $492 million in the same quarter of 2003. On a per share basis, the Company recorded net earnings of $0.16 compared to $0.58 in 2003.

Sales were $4,322 million in the nine-month period ended September 30, 2004 compared to $4,078 million in the same period last year. The operating profit from continuing operations was $116 million compared to an operating loss from continuing operations of $115 million in the first nine months of 2003. This $231 million improvement is mainly due to higher U.S. dollar selling prices and lower manufacturing cost in the Company's three business segments, partly offset by a stronger Canadian dollar.

In the first three quarters of 2004, the Canadian dollar was an average of 8% stronger against the U.S. dollar compared to the same period of 2003. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $115 million compared to the previous year.


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Table 1 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).

Table 1: Impact of Specific Items
                                                      In millions of dollars
                                                    (except per share amounts)
                                               ---------------------------------
                                                Third quarter  Nine-month period
                                               --------------- -----------------
                                                 2004    2003     2004     2003
                                               -------- ------ --------  -------
Net earnings (loss) as reported                  $182    ($70)     $72     $256
   (In accordance with GAAP)
    $ per share                                  0.41   (0.16)    0.16     0.58

Specific items (after taxes):
                                                 (194)     (7)     (91)    (492)
  Gain on translation of foreign currencies

  Gain on sale of the Saint-Felicien pulp mill     --      --      (73)      --

  Gain on sale of Voyageur Panel                           --      (19)      --

  Mill closure elements                            (5)     --       (1)      --

  Alma start-up costs                               1      --        4       --

  Income tax adjustments                           (6)    (14)      (6)     (46)

                                               -------- ------ --------  -------
Loss excluding specific items                    ($22)   ($91)   ($114)   ($282)
   (Not in accordance with GAAP)
    $ per share                                 (0.05)  (0.21)   (0.26)   (0.64)

As the above table indicates, during the third quarter of 2004, the Company recorded an after-tax gain on the translation of foreign currencies of $194 million mainly from the stronger Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated. Also in this reporting period, the Company recorded an after-tax gain of $5 million related to sales of air emission credits at its Sheldon, Texas mill. As well, consistent with its normal practice, the Company reviewed its income tax provision resulting in a $6 million favourable adjustment. On the other hand, the Company incurred additional manufacturing costs related to the start-up of the Alma, Quebec paper machine of $1 million after-tax.

During the third quarter of 2003, the Company recorded an after-tax gain on translation of foreign currencies of $7 million. Also in the same quarter of 2003, the Company re-assessed its on-going effective average income tax rate resulting in a future income tax recovery of $14 million.


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OVERVIEW OF RESULTS

Operating profit (loss) from continuing operations per business segment for the periods ended September 30 was as follows:

Table 2: Operating Profit (Loss) from Continuing Operations

                                              In millions of dollars
                                       ----------------------------------
                                         Third quarter  Nine-month period
                                       ---------------- -----------------
                                          2004    2003    2004     2003
                                       -------- ------- ------- ---------
Newsprint                                  $40   ($13)     $61    ($45)
Value-Added Groundwood  Papers              (7)   (12)     (24)    (18)
Wood Products                               49     (7)      79     (52)
                                       -------- ------- ------- ---------
                                           $82   ($32)    $116   ($115)

NEWSPRINT

In the newsprint segment, the $53 million improvement in operating results from continuing operations in the third quarter of 2004 is mainly due to higher U.S. dollar selling prices and sales volume, a lower manufacturing cost per tonne and the positive impact of the air emission credits' sales from the Sheldon mill for $8 million pre-tax partly offset by a stronger Canadian dollar.

According to the Pulp and Paper Products Council (PPPC), consumption by U.S. daily newspapers declined 1.3% in July and August and is down 1.2% year-to-date compared to the same periods in 2003. However, in July and August of 2004, consumption of newsprint by U.S. non-dailies increased by 3.5% compared to last year. Advertising linage rose 1.3% in July and August, prolonging the consecutive increases to 8 months. North American demand for newsprint fell by 3.7% in July and August over the same period last year, while declining 0.9% year-to-date.

According to the PPPC, at the end of August 2004, total producer and customer newsprint inventories were higher by 64,000 tonnes, or 4.6%, compared to the end of June 2004 and higher by 40,000 tonnes, or 2.8%, compared to the end of August 2003. U.S. daily newspaper inventories increased from 41 days of supply at the end of August 2003 to 42 days of supply at the end of August 2004. At the end of the third quarter of 2004, the Company's overall inventories increased by approximately 15,000 tonnes compared to the end of the second quarter of 2004. The series of hurricanes affecting the east coast of North America impacted boat arrivals, delaying the shipment of approximately 13,000 tonnes of newsprint to the fourth quarter. Inventories destined to North American customers dropped back to historically low levels.

On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company (ANC), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5%. Starting July 1, 2004, the Company's consolidated financial statements includes the ANC's complete financial results, assets and liabilities in its


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consolidated financial statements, and shows as non-controlling interests the partner's 47.5% share in the subsidiary.

The Company's newsprint shipments in the third quarter of 2004 were 1,139,000 tonnes compared to 1,115,000 tonnes in the third quarter of 2003. The increase is attributable to the inclusion of ANC's second 50% of volume that was not reported in the Company's information before the acquisition of the 2.5% mentioned above. In September of 2004, the Company shut down its Alabama River newsprint operation for 7 days due to damages caused by hurricane Ivan. Other than production loss, no major financial impact is expected from this event since the mill is covered by insurance.

During the third quarter, the Company announced newsprint price increases of US$50 per tonne in the United States and $65 per tonne in Canada, effective September 1, 2004. The Company began implementation of the price increase in September. On August 25, 2004, PanAsia announced price increases of US$50 per tonne for its Asian export markets, effective October 1, 2004.

The Company expects North American newsprint consumption to be flat to slightly positive over the remainder of the year, in line with economic growth. Despite sustained growth in advertising revenues at the publishers' level, advertising linage has yet to show substantial improvements over last year and remains the key source of risk in the short-term. The supply-demand balance in North America, adjusted for idled capacity, is expected to remain tight for the balance of the year as we enter the strongest consumption period, with an operating rate of over 96% for 2004.

Buoyed by a return to positive demand, the Company expects growth in Europe to maintain the current healthy pace of over 2% for 2004. Farther east, China and India are pushing demand growth in non-Japan Asia towards 3.5% in 2004, with India setting the pace by nearly reaching double-digit growth this year. With demand on an accelerating trend, a growth rate of 5% is expected for the region in 2005.

On a per tonne basis, the Company's cost of goods sold in the third quarter of 2004 was $8 lower than in the same quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 and a stronger Canadian dollar reflected in the costs of the Company's U.S. mills partly offset by increased costs in pension and other employee future benefits, energy and recycled fibre.

VALUE-ADDED GROUNDWOOD PAPERS

In the value-added groundwood papers segment, the $5 million improvement in operating results from continuing operations in the third quarter of 2004 is mainly due to higher U.S. dollar selling prices and sales volume and a lower manufacturing cost per tonne partly offset by a stronger Canadian dollar and $2 million of start-up costs for the Alma paper machine.

According to the PPPC, North American demand for uncoated groundwood papers increased 5.9% in July and August of 2004 compared to the same period of 2003. Demand increased 5.4% for the first eight months of the year, compared to the same period of 2003. This increase was due to growth in the standard and lightweight grades while glossy grades demand remained steady.


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The Company's shipments of value-added paper grades totalled 474,000 tonnes in the third quarter of 2004, compared to 458,000 tonnes in the third quarter of 2003. Despite the indefinite idling of the Lufkin, Texas mill, the shipments were 16,000 tonnes higher than the corresponding quarter of 2003. The Company's uncoated freesheet substitute grades, ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R), part of the ABIOFFSET(TM) product line, continue to be successful with sales increasing 17.5% in the third quarter of 2004 compared to the third quarter of 2003.

During the third quarter of 2004, the Company announced price increases of US$45 per short ton effective September 1, 2004 for its ABIBRITE(R) grade, US$60 per short ton effective September 1, 2004 for its ABICAL(R) grade and US$40 per short ton effective October 1, 2004 for its EQUAL OFFSET(R) grade. During the quarter, the Company partly implemented previously announced price increases on its ABIBRITE(R), ABIOFFSET(TM) and some of its ABICAL(R) grades.

During the third quarter of 2004, the Company ramped up its Alma paper machine production toward manufacturing ABIOFFSET(TM) grades. This ramp-up is proceeding ahead of schedule.

The Company expects uncoated groundwood demand to continue to grow in 2004 along with an improved economy. Uncoated groundwood grades are expected to benefit from improvements in all end use categories, increased advertising spending and continued grade substitution. Industry forecasters are predicting demand growth for 2004 to be approximately 4 to 5%.

On a per tonne basis, the Company's cost of goods sold in the third quarter of 2004 was $9 lower than in the third quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003, partly offset by the increased cost in pension and other employee future benefits and the additional cost related to the Alma paper machine start-up.

WOOD PRODUCTS

In the wood products segment, the $56 million improvement in operating results from continuing operations in the third quarter of 2004 is mainly due to higher U.S. dollar selling prices and sales volume and a lower manufacturing cost per thousand boardfeet of lumber partly offset by a stronger Canadian dollar.

U.S. housing starts decreased slightly by 1.2% from an annual rate of 1.922 million units during September of 2003 to 1.898 million units during September of 2004. During the third quarter of 2004, average U.S. dollar lumber prices (f.o.b. Great Lakes) increased by 28% for 2x4 Stud and 32% for 2x4 Random Length compared to the same period last year.

Sales volume in the third quarter of 2004 totalled 574 million boardfeet (MBf), compared to 466 MBf for the same period in 2003. Average selling prices in Canadian dollars for the third quarter of 2004 were 33% higher than in the same quarter in 2003 as a result of higher U.S. dollar lumber prices, partly offset by a stronger Canadian dollar.

On a per thousand boardfeet basis, the Company's cost of goods sold in the third quarter of 2004 was $10 higher than in the third quarter of 2003. This was mainly due to increased sales of higher


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cost value-added products, partly offset by lower lumber manufacturing cost mostly attributable to wood usage.

With respect to the ongoing softwood lumber dispute, on July 30, 2004, the U.S. Department of Commerce (USDOC), following the North American Free Trade Agreement (NAFTA) panel order of June 7, 2004, released a revised determination, which, if confirmed by the NAFTA Panel, would lower the Canada-wide countervailing duty deposit rate from 18.79% to 7.82%. This decision follows from the NAFTA Panel's rejection of an earlier revised determination, issued on January 12, 2004, that would have established at 13.23% country-wide deposit rate. The revised 7.82% rate has also been challenged before the NAFTA Panel, which is expected to rule by the end of October 2004. No revised rate can go into effect until this NAFTA panel review process is concluded. This would occur in the fourth quarter of 2004 at the earliest but could extend into 2005. On August 13, 2004, the NAFTA panel reviewing the U.S. International Trade Commission (USITC) injury determination ruled for the third time that the determination that United States lumber producers were threatened by Canadian imports is not supported by substantial evidence. As a result of this decision, on September 10, 2004, the USITC issued a revised determination, concluding that there was no present injury or threat of future injury to a U.S. industry by reason of Canadian softwood lumber imports. The United States announced its intent to challenge the NAFTA Panel's decision before a NAFTA Extraordinary Challenge Committee. This is not a normal appeal procedure, but rather is intended as a safeguard in the case of egregious conduct by a panel that threatens the integrity of the NAFTA process. To date, no extraordinary challenge to a NAFTA panel decision has been successful. If the challenge fails, future deposits of estimated duties on softwood lumber imports, both antidumping and countervailing duties, will cease. The Company believes that it would then be entitled to a full refund of all deposits paid to date, but the USDOC disputes this position. Further litigation may be necessary to seek recovery of such deposits. During the third quarter of 2004, Abitibi-Consolidated expensed $38 million for countervailing and antidumping duties based on the effective deposit rates.


OTHER NOTEWORTHY EVENT

On July 7, 2004, Abitibi-Consolidated and the Communications, Energy and Paperworkers Union of Canada (CEP) reached a tentative five-year labour agreement that will serve as the pattern for contract talks for 30,000 pulp and paper employees in eastern Canada. This agreement, covering approximately 4,000 workers in 12 mills of the Company's newsprint and value-added divisions, is retroactive to May 1, 2004. It provides for wage increases totaling 11% over the term and provides for certain improvements in group-benefit plans. The agreement settles benefits on pension plans for the next ten years and will involve an increase not expected to exceed $160 million in the Company's accrued benefit obligation. On July 16, 2004, all CEP union locals of the mills involved in the negotiation ratified the agreement.


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

DIVIDENDS

On July 21, 2004, the Company's Board of Directors declared a dividend of $0.025 per share paid on September 2, 2004 to shareholders of record as at August 2, 2004.


FINANCIAL POSITION AND LIQUIDITY

Cash generated from continuing operating activities totalled $77 million for the third quarter ended September 30, 2004, compared to $27 million in the corresponding period of 2003. The increase in cash flows generated from operating activities is mainly due to an improvement in operating results from continuing operations. This increase was partly offset by an increase in operating working capital requirements mainly due to accounts payable.

Capital expenditures were $111 million for the three-month period ended September 30, 2004 compared to $68 million in the corresponding period last year. This increase is mainly attributable to the Company's $50 million portion spent by PanAsia on the Hebei project. Progress on the construction of the Hebei project in China remains on schedule; the paper machine's building is almost complete and equipment deliveries started in August. Assembly of equipment will start in the fourth quarter of 2004. The project cost is on budget. The Alma conversion project is completed and will be within the $30 million supplement to the original budget. The modernization of the Iroquois Falls hydro-electric facilities, to produce an additional 13 megawatts, will be completed in November of 2004, as scheduled and on budget.

Total long-term debt amounted to $5,128 million for a ratio of net debt to total capitalization of 0.622, as at September 30, 2004, compared to $4,958 million or a net debt to total capitalization ratio of 0.618 at December 31, 2003. The increase of $170 million of long-term debt includes the reduction of $81 million in the use of the securitization program and the consolidation of 100% of ANC as explained earlier. The current portion of the long-term debt increased from $317 million at the end of 2003 to $686 million as at September 30, 2004, mainly attributable to the 8.30% notes coming due on August 1, 2005. Also, as at September 30, 2004, cash and cash equivalent increased by $128 million, compared to December 31, 2003. Going forward, the Company remains committed to applying free cash flow to the reduction of long-term debt.

On October 19, 2004, Moody's lowered its rating of the Company's debt instruments from Ba2 with a negative outlook to Ba3 with a negative outlook. The Company does not expect a significant increase in its interest expense as a result of this rating change.


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Regarding the Company's revolving credit facilities, the net funded debt to capitalization ratio amounted to 65.1% at the end of September 2004 and the interest coverage ratio was 1.8x for the twelve-month period ended September 30, 2004.

Table 3: Covenants

Debt to Equity Ratio:
  Net Funded Debt to Total Capitalization         70% or lower

Interest Coverage Ratio (on a trailing twelve-month basis):
        1.25x or more                             For the third quarter of 2004
        1.25x or more                             For the fourth quarter of 2004
        1.50x or more                             For the year of 2005
        1.75x or more                             Until June 30, 2006 (Maturity)

The Company has an ongoing program to sell accounts receivable, with minimal recourse, to a major financial institution. Under this program, the outstanding balance in Canadian dollars, as at September 30, 2004 was $423 million compared to $504 million as at December 31, 2003.


CHANGES IN ACCOUNTING POLICIES ADOPTED DURING THE FIRST QUARTER OF 2004

Effective January 1, 2004, the Company adopted two new recommendations that have a significant impact on the presentation of its consolidated financial statements. These recommendations were adopted retroactively with restatement.

The new CICA Handbook section 1100, Generally Accepted Accounting Principles, has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, Financial Statement Concepts. The application of the new standard eliminates the notion of "net sales" and requires the presentation of sales separate from distribution costs and CVD/AD expenses, resulting in higher sales amount with no impact on net earnings and on cash flows.

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, with the intrinsic value method being no longer acceptable. The impact on the Company's Sales, General and Administrative expenses is $1 million in the third quarter of 2004 and $1 million in the third quarter of 2003.


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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended September 30, 2004, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.


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